SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces its 1Q19 earnings release schedule

GOL Linhas Aéreas Inteligentes S.A. ("GLAI"), (NYSE: GOL and B3: GOLL4), Brazil's premier domestic airline, announces its 1Q19 earnings release schedule.

1Q19 Earnings release
April 30, 2019 (before trading hours).
The release will be available on our website www.voegol.com.br/ir.

Quiet period
In accordance with fair disclosure and corporate governance best practices, GOL begins its quiet period, and will end immediately after the earnings call on April 30.

Conference calls

English	Portuguese
April 30, 2019	April 30, 2019
11:00 a.m. (US EDT)	12:30 p.m. (US EDT)
12:00 p.m. (Brasília time)	01:30 p.m. (Brasília time)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay phone: +1 (412) 317-0088	Replay phone: +55 (11) 3193-1012
Replay code: 10130730	Replay code: 10000846#

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and webcast: A slide presentation will be available for viewing and downloading in our website www.voegol.com.br/ir. The conference calls will be live broadcast over the internet on the same website, remaining available after the event.

Replay: A conference call replay facility will be available for 7 days.

CONTACT
Investor Relations
ri@voegol.com.br
www.voegol.com.br/ir
+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 73 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG's cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record.GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.